UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On October 10, 2025, Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”) disclosed in a Form 6-K (the “Prior Report”) that it had reached a standstill agreement on October 9, 2025 (the “Agreement”) with the majority of its banking pool, namely Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A. (the “Majority Lenders”).

As previously disclosed in the Prior Report, the Agreement contemplated that, within one month from the date of the Agreement: (i) Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., and EBN Banco de Negocios, S.A., under the existing syndicated loan agreement; and (ii) Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E., under a separate loan agreement, would accede to the Agreement as additional participants. Such accession was structured as a condition subsequent to the Agreement.

The Company today announces that, on November 7, 2025, Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., EBN Banco de Negocios, S.A., and Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E. (the “Syndicated Lenders”, and together with the Majority Lenders, the “Participating Lenders”), have acceded to the Agreement.

As also previously disclosed in the Prior Report, certain other minority lenders under the Company’s and its subsidiaries’ existing financing arrangements were required to accede to the Agreement within one month from the date of the Agreement. To date, the Participating Lenders have not exercised their right to terminate the Agreement as a result of the non-accession of such other minority lenders to the Agreement, as described in the Prior Report. The Company continues to seek their accession.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 12, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa